 **GAMCO**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 6, 2018

<u>Via E-Mail and Courier</u>

Mr. Christopher J. Wilson
Vice President & General Counsel
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

Re: <u>Notice of Intent to Nominate Director at the Cincinnati Bell Inc. 2018 Annual Meeting of Shareholders</u>

Dear Mr. Wilson:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Cincinnati Bell Inc. (the "Company" or "CBB") that it intends to nominate Mr. Justyn R. Putnam as a nominee for election as a director to the Board of Directors of Cincinnati Bell Inc. at the Company's 2018 Annual Meeting of Shareholders ("Annual Meeting"). The intent to nominate Mr. Putnam is in addition to GAMCO's intent to nominate Mr. Matthew Goldfarb and Mr. James Chadwick.

In accordance with the Company's latest proxy statement (applicable section detailed below) we provide the following information concerning Mr. Justyn R. Putnam

"If the Company does not receive written notice by February 7, 2018 of a proposal from a shareholder who intends to propose any other matter to be acted upon at the 2018 Annual Meeting, the persons named in the Company's proxy for the 2018 Annual Meeting will be allowed to exercise their discretionary authority to vote upon any such proposal." Source: CBB 2017 DEF 14A

1. The nominee's name, age, principal occupation and employer.

   Justyn R. Putnam, 37. Managing Member, Talanta Investment Group, LLC (2009 – Present).

2. The nominee's business address and residential address. Telephone number.

   Business: 401 N. Tryon Street, 10th Floor, Charlotte, NC, 28202.

   Residential: (Provided to the Issuer)

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

3. A biographical profile of the nominee, including educational background and business and professional experience.

> *Justyn R. Putnam, age 37, has been the Managing Member of the Talanta Investment Group, LLC, an asset management firm, focusing investment on smaller publicly traded companies, utilizing intense fundamental research and a long-term investment horizon, since 2009. Prior to joining Talanta Investment Group, LLC, Mr. Putnam was employed by GAMCO Investors, Inc. (NYSE: GBL), a provider of investment advisory services to open and closed-end funds, institutional and private wealth management investors, and investment partnerships and a provider of institutional research services to institutional clients and investment partnerships, as a research analyst specializing in public company valuation from 2006 to 2009. Mr. Putnam served as a director of Stanley Furniture Company, Inc. (NASDAQ: STLY) from January 2016 until December 2017, when Churchill Downs LLC signed an agreement to purchase the company's assets. Mr. Putnam received his B.S. in Industrial Engineering from North Carolina State University and an M.B.A. in Business Administration from Columbia University.*

> *GAMCO believes that Mr. Putnam's qualifications to serve on the Board of Directors include his investing experience and board experience. GAMCO believes Mr. Putnam brings executive, investment and board experience and GAMCO strongly supports the nomination of Mr. Putnam for election to the Board of Directors of the Company at its 2018 Annual Meeting of Shareholders.*

> *A copy of Mr. Putnam's biographical sketch is enclosed (Exhibit A).*

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Putnam and the Company, directly or indirectly, and that Mr. Putnam would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Putnam does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Putnam's written consent letter is enclosed (Exhibit B).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of February 5, 2018, GAMCO was the beneficial owner of 2,438,238 shares of the Company's common stock, representing 5.78% of the outstanding shares of the common stock. As of February 5, 2018, GAMCO was the beneficial owner of 6,300 shares of the Company's preferred stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated February 2, 2018, is enclosed (Exhibit C).

   As of February 5, 2018, GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

Mr. Putnam is currently serving as a GAMCO nominee at Ingles Markets, Incorporated.

There are no arrangements or understanding between GAMCO and Mr. Putnam or others pursuant to which Mr. Putnam is being nominated by GAMCO.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy the Company's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Putnam to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

Enclosures

CC: Connie M. Vogt – Corporate Secretary

4

Mr. Putnam's Biographical Sketch (Document Provided to Issuer)

Mr. Putnam's Written Consent Letter (Document Provided to Issuer)

Amendment Number 14 to Schedule 13D, Filed on February 2, 2018 (Complete Filing Available on EDGAR).